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                                                                     EXHIBIT 4.1


10th October 2001


Mr. James Boucher
30 Waterside Plaza
Apartment 11D
New York, NY  10010


Dear Jim:

I am pleased to confirm our offer of employment as Vice President, Construction reporting to the Acting President of Networks, Frank Denniston.

This offer is made subject to your acceptance of the terms and conditions of employment detailed below and in the Employee Handbook and its attachments which are enclosed. It is also subject to you submitting to and successfully passing a medical examination by a FLAG appointed physician. The medical examination will include a drug screening.

This employment will be based in FLAG's office in Dubai, U.A.E. and you will be required to and will agree to travel as necessary in the performance of your duties. FLAG will reimburse actual and reasonable expenses in connection with business travel or temporary stay at an interim location pending relocation.

The employment is subject to UAE Labour Law and conditional on FLAG being able to obtain the required visas and permits for you to live and work in the UAE.

Your basic salary will be US$190,000 per annum payable monthly in arrears.

You will be eligible to receive a bonus targeted at 50% of base salary (pro rata for part years). Bonus earnings will be determined by the Chairman and Chief Executive Officer, based on your performance against specific objectives, which will be mutually agreed with you. It will be possible to exceed the target bonus amount.

The Chairman has committed to request the Board to grant you options of 30,000 shares. Vesting will be based on service over a minimum three year timeframe, with no more than 10,000 shares vesting on the first anniversary of the date of grant, 10,000 shares vesting on the second anniversary of the date of grant and 10,000 shares vesting on the third anniversary of the date of grant. The vesting of 25% of the annual maximum of 30,000 shares will be contingent on FLAG Telecom meeting its published revenue targets. If such targets are not met, the vesting of such 25% shall be as determined by an internal compensation committee. The award will be subject to the rules of the Long Term Incentive Plan. Full details of the scheme will be provided to you subject to that approval being granted. In the unlikely event of approval not being granted, you may terminate your employment and require FLAG to repatriate you to your point of origin or the United States and you will be entitled to receive 3 months salary in full settlement of all obligations under this agreement.

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FLAG will provide you with the use of an appropriate vehicle to a maximum value in Dubai of US$35,000. The vehicle will be insured and maintained by FLAG. Running costs for private use including home to office travel will be at your own expense.

FLAG will reimburse the reasonable cost of moving your household effects from Saudi Arabia to the UK, subject to the Company being able to select from two quotations provided by you, and similarly on return to the same or different point of origin. The Company will also provide business class air travel for you and your family for a pre-move visit to secure accommodations. We will also pay for the relocation and final demobilisation costs for you and your family back to the United States. FLAG will pay a lump sum relocation allowance of US$20,000.

Your leave entitlement will be 22 days per year, to be taken at the discretion of management. You will also be entitled to receive round trip business class air travel from Dubai to the United States for yourself and authorised accompanying family members every 6 months.

This offer is contingent upon a 3-month probationary period. During this period, either you or the company can sever this relationship with four week's notice in writing. Upon successful completion of your probationary period and in the unlikely event that FLAG determines to end your employment without cause, we will provide you with 6 months notice in writing. You will also be required to provide FLAG with 6 months notice in writing if you care to separate your employment with FLAG at your request.

After the completion of your probationary period, you will be entitled to a housing allowance of up to US$40,000 per annum to cover housing costs, including utilities. FLAG will also pay up to US$40,000 in respect of hard and soft furnishings and appliances. These items will remain the property of FLAG Limited. Please note that FLAG reserves the right to provide these benefits from existing assets or commitments to the limits specified.

FLAG will provide tax protection such that you will not be required to pay any more tax on your FLAG source income and benefits than you would had they been earned in the United States.

You will be entitled to participate in the FLAG employee benefits plan which provides Medical/Dental, Accident, and Disability insurance coverage. FLAG will take out Life Insurance for you in the amount of US$500,000 subject to FLAG's insurance carrier accepting the application. You will also be entitled to participate in the FLAG retirement scheme, a copy of which will also be provided to you for your information.

You will also be provided with the following:

o     Reimbursement of the cost of preparing your tax returns for the US.

o Reimbursement of the cost for a weekly mail forwarding service in the United States not to exceed $4,000 per annum.

I look forward to welcoming you to the FLAG team.

Please sign and return one copy of this letter, the first page of the Employee Handbook, one copy of Appendix 4 - Restrictive Covenants, one copy of Appendix 5
- Insider Trading to indicate your acceptance of our offer and its associated terms and conditions.

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Yours sincerely,

/s/ JOHN L. DRAHEIM
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JOHN L. DRAHEIM
VICE PRESIDENT CORPORATE SERVICES



Signed:  /s/ JAMES BOUCHER     Date:  October 12, 2001
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